NC State University Centennial Campus 1801 Varsity Drive Raleigh NC 27606 | 919.754.3701 | www.redhat.com

April 29, 2009

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.
Commission File No. 001-33162
Annual Report on Form 10-K

Ladies and Gentlemen:

On behalf of Red Hat, Inc. (the “Company”), transmitted herewith for filing under the reporting requirements of the Securities Exchange Act of 1934, as amended, is the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2009, complete with financial statement schedules and exhibits.

Effective March 1, 2008 the Company adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 did not impact the Company’s results of operations but rather enhanced the Company's disclosures about fair value measurements.

Except for the adoption of SFAS 157, the Company’s financial statements filed as part of the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

Please call the undersigned at 919-754-4485 if you have any questions regarding this matter.

Very truly yours,

/s/ Mark E. Cook

Mark E. Cook

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